Rec'd 3/5/02

UNITED S[TATES]
SECURITIES AND EXCH[ANGE COMMISSION]
Washington, D.C. 20549

02019625

VF 3-13-02

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SEC FILE NUMBER
8- 50998

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAR 05 2002

NAME OF BROKER-DEALER:
Westcap
~~Wescap~~ Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26632 Towne Centre Drive, Suite 220
(No. and Street)

Foothill Ranch, (City) California (State) 92610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Meehan 949-454-0669 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Brian Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wescap Securities, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

C.F.O.

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

26632 Towne Centre Drive, Suite 220
Foothill Ranch, CA 92610

CONTENTS

PART I

Accountant's Report	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7

SCHEDULE

Operating Expenses	8 - 9
Computation of Net Capital Pursuant to Rule 15c3-1	10 - 11

PART II

Statement of Internal Control	12 - 13

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Wescap Securities, Inc.
Foothill Ranch, California

I have audited the accompanying statement of financial condition of Wescap Securities, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WesCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Wescap Securities, Inc. as of December 31, 2001 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with United States generally accepted accounting principles.

As set forth in Note 4 "Net Capital Requirements" and page 10, "Computation of Net Capital Requirements" pursuant to Rule 15c3-1, WesCap Securities, Inc. had at December 31, 2001 a net capital deficiency. See Notes 3 and 4 in connection with the deficiency.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 8, 2002

WESCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH		
Checking		$ 7,204
Money market		5,033
		12,237
Other assets		2,046
Furniture & equipment less accumulated depreciation - $3,868		50,287
TOTAL ASSETS		$ 64,570

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 2,353
Payroll taxes payable		5,619
TOTAL LIABILITIES		7,972
SHAREHOLDERS' EQUITY		
Common stock, $1 par value,1,000,000 shares authorized; 262,300 shares outstanding	$262,300	
Paid in capital	146,659	
Deficit	(220,021)	188,938
Less: Note receivable - officer/shareholder		(132,340)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 64,570

See Accompanying Notes to Financial Statements and Accountant's Report

WESCAP SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Fees - private placements	$ 50,700
Reimbursed expenses	25,159
TOTAL REVENUE	75,859
OPERATING EXPENSES - Page 9	121,074
NET INCOME (LOSS)	$(45,315)

See Accompanying Notes to Financial Statements and Accountant's Report

WESCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid - In Capital	Deficit	Total
Balance, December 31, 2000	170,500	$170,500	$ 31,800	$(174,706)	$ 27,594
Capital Contributed:					
Note	52,460	52,460	97,580		150,040
Furniture & Fixtures			54,155		54,155
Ownership Change			16,759		16,759
Cash			5,805		5,805
Capital Withdrawn:					
NASD Warrants			(20,100)		(20,100)
Adjust Shares	39,340	39,340	(39,340)		--
Net Income(Loss)				(45,315)	(45,315)
Balance, December 31, 2001	262,300	$262,300	$146,659	$(220,021)	$188,938

See Accompanying Notes to Financial Statements and Accountant's Report

WESCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income (loss)	$(45,315)
Depreciation	3,868
Changes in operating assets and liabilities:	
NASD Warrants	20,100
CRD - balance	(1,642)
Accounts payable & payroll taxes	7,972
Net cash used in operating activities	(15,017)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities	
Capital contributed, net	152,504
Note receivable, net	(132,340)
	20,164
Net increase in cash	5,147
Cash at beginning of year	7,090
Cash at December 31, 2001	$ 12,237
Supplemental Cash Flow Information:	
Non Monetary Transaction:	
Furniture & equipment contributed for stock	$ 54,135

See Accompanying Notes to Financial Statements and Accountant's Report

WESCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

WesCap Securities, Inc. (the Company) formerly Costa Mesa Securities, Inc. is a California corporation incorporated on January 29, 1998 and approved by the NASD in December, 1998. The Company can presently engage in mutual fund transactions and sell private placements. The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

In early 2001, the ownership of the Company changed. The accompanying financial statements were prepared on the accrual method of accounting.

Furniture & Equipment & Depreciation

All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight line basis over 7 years.

Revenue

All of the Company's revenue has come from one issuer and is recorded as cash is received.

NOTE 3 - NOTE RECEIVABLE - OFFICER/SHAREHOLDER

The note receivable is a non interest bearing demand note and can be drawn down as capital is required to meet the Company's net capital requirement. See Note 4 "Net Capital Requirements."

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company was below its net capital requirements at December 31, 2001 but cured the deficiency by drawing down $5,000 on its note receivable on January 10, 2002. See Note 3 above, and page 10.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has elected to be taxed as an "S" corporation. Consequently all items of income and loss pass directly to the individual shareholders. There is a minimum state income tax.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company's president is a member of the Board of Directors of the Company's principal customer. See Note 2 "Revenue."

NOTE 8 - SUBSEQUENT EVENT

On January 10, 2002, $5,000 additional capital was contributed.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
WesCap Securities, Inc.
Foothill Ranch, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 8, 2002

WESCAP SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Commissions	$ 28,444
Customers' Fees	3,150
Depreciation	3,868
Insurance	1,345
Internet	2,000
NASD Fees	15,019
Office Expense	1,559
Payroll Expenses	2,977
Professional Fees	1,512
Repairs	8,762
Salaries	16,442
Telephone	6,035
Ownership Change Expenses	16,759
Other	13,202
	$121,074

See Accompanying Notes to Financial Statements and Accountant's Report

WESCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$188,938
Non allowable assets - Page 11	184,673
NET CAPITAL	$ 4,265
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 531
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$(735)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	NA
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,972
Percentage of aggregate indebtedness to net capital	1.86%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NET CAPITAL - UNAUDITED	$ 7,302
MISCLASSIFIED AS AN ALLOWABLE ASSET	(1,920)
UNRECORDED LIABILITY	(1,117)
AUDITED	$ 4,265

WESCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS

Note Receivable - Officer/Shareholder	$132,340
Furniture & Equipment, net	50,287
Other Assets	2,046
	$184,673

PART II

WESCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Wescap Securities, Inc.
Foothill Ranch, California

In planning and performing my audit of the financial statements of Wescap Securities, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 8, 2002

JURAT

State of CA
County of ORANGE } ss.

Subscribed and sworn to (or affirmed) before me this 25th (Date) day of February (Month), 2002 (Year), by

(1) BRIAN MEEHAN
Name of Signer(s)

(2) ______
Name of Signer(s)

LISA A. KITADANI
Commission # 1335310
Notary Public - California
Orange County
My Comm. Expires Jan 8, 2006

[signature]
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Feb. 25, 2002 Number of Pages: 1

Signer(s) Other Than Named Above: None

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